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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                       SEC File Number 000-20877
                                                        CUSIP Number 561651-20-9

(Check One):   |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
               |_| Form N-SAR  |_| Form N-CSR

For Period Ended:  December 31, 2003

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended: ______________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Man Sang Holdings, Inc.

Former Name if Applicable: N/A

Address of principal executive office: 21/F Railway Plaza, 39 Chatham Road South

City, state and zip code: Tsimshatsui Kowloon, Hong Kong K3
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                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          |  (a)    The reasons described in reasonable detail in Part III of
          |         this form could not be eliminated without unreasonable
          |         effort or expense;
          |
          |  (b)    The subject annual report, semi-annual report, transition
          |         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
          |         Form N-CSR, or portion thereof, will be
          |
   |X|    |         filed on or before the fifteenth calendar day following the
          |         prescribed due date; or the subject quarterly report or
          |         transition report on Form 10-Q, or portion thereof, will be
          |         filed on or before the fifth calendar day following the
          |         prescribed due date; and
          |
          |  (c)    The accountant's statement or other exhibit required by Rule
          |         12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

         The Company has received different advice with respect to accounting treatment of certain transactions, and would prefer to confirm the proper accounting treatment before finalizing its quarterly report on Form 10-Q. The Company currently targets to file its quarterly report on Form 10-Q for the quarter ended December 31, 2003 on February 19, 2004.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Danielle Benderly                             (503) 727-2011
     -----------------                      ------------------------------
     (Name)                                 (Area Code) (Telephone Number)
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                      |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      |X| Yes   |_|No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Man Sang Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 13, 2004           By /s/ HO Suk Han Sophia
                                    ---------------------
                                        HO Suk Han Sophia
                                        Secretary



                                    ATTENTION

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).